{Marathon Oil Corporation Logo]

Richard J. Kolencik
Assistant General Counsel and Assistant Secretary

Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056
Telephone  713.296.2535
Fax  713.296.4227
rjkolencik@marathonoil.com

October 12, 2011

Ms. Caroline Kim
Staff Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

RE:           Marathon Oil Corporation
Response to SEC Letter dated September 29, 2011
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-05153

Dear Ms. Kim:

This letter is to confirm our conversation today that Marathon Oil Corporation’s response letter to the September 29, 2011 comment letter of the U.S. Securities and Exchange Commission will be due on or before Wednesday, October 26, 2011.  Thank you for your consideration.

Very truly yours,

/s/ Richard J. Kolencik

Richard J. Kolencik

RJK/ca